

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 22, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Lloyds Banking Group plc, under the Exchange Act of 1934:

- 3.511% Senior Notes due 2026
- 3.750% Senior Notes due 2028

Sincerely,